Filed Pursuant to Rule 433

Registration Statement No. 333-231252

Issuer Free Writing Prospectus Relating to

Preliminary Prospectus Supplement Dated May 17, 2019 and

Prospectus dated May 6, 2019

PRICING TERM SHEET

May 17, 2019

€600,000,000 1.375% SENIOR NOTES DUE 2026

Issuer:	Euronet Worldwide, Inc.

Expected Issue Ratings*:	BBB by Fitch, Inc.
BBB- by Standard & Poor’s Rating Services

Title of Securities:	1.375% Senior Notes due 2026 (the “Notes”)

Coupon (Interest Rate):	1.375% per annum

Format:	SEC Registered

Trade Date:	May 17, 2019

Settlement Date:	May 22, 2019 (T + 3)

Maturity Date:	May 22, 2026

Principal Amount:	€600,000,000

Interest Payment Dates:	Annually on May 22 of each year, beginning on May 22, 2020

Mid-Swap Yield:	0.147%

Spread to Mid-Swap Yield:	130 basis points

Yield to Maturity:	1.447%

Benchmark:	DBR 0.500% due February, 2026

Benchmark Price / Yield:	106.11 / -0.393%

Spread to Benchmark:	184 basis points

Price to Public:	99.524% of the principal amount, plus accrued interest, if any

Underwriting Discount:	0.600%

Net Proceeds (Before Expenses):	€593,544,000

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Change of Control:	Upon the occurrence of a “Change of Control Triggering Event,” as described in the prospectus supplement, the Issuer will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

Optional Redemption:	At any time and from time to time prior to February 22, 2026 (3 months prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes, in whole or in part, at its option at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes through the Par Call Date (exclusive of interest accrued and unpaid as of the date of redemption), assuming for such purpose that the Notes matured on the Par Call Date, discounted to the date of redemption on annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined in the preliminary prospectus supplement) plus 30 basis points, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. At any time and from time to time on or after the Par Call Date, the Notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redemption for Tax Reasons:	The Issuer may redeem all, but not part, of the Notes in the event of certain changes in the tax laws of the United States. This redemption would be at 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest on the Notes to be redeemed to, but not including, the date fixed for redemption.

Clearing and Settlement:	Euroclear/Clearstream

Governing Law:	New York

ISIN / Common Code:	XS2001315766 / 200131576

Listing:	The Issuer intends to apply to list the Notes on The Nasdaq Global Market

Joint Book-Running Managers:	Merrill Lynch International Barclays Bank PLC
Wells Fargo Securities International Limited

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
Bank of Montreal, London Branch
Crédit Agricole Corporate and Investment Bank
Fifth Third Securities, Inc.
KBC Bank NV
KeyBanc Capital Markets Inc.
Lloyds Securities Inc.
RBC Europe Limited
Regions Securities LLC
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

MiFID II professionals/ECPs-only / No PRIIPs KID – in the European Economic Area (EEA), the manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies may be obtained by contacting Merrill Lynch International, toll-free at 1-800-294-1322; Barclays Bank PLC, toll-free at 1-888-603-5847; or Wells Fargo Securities International Limited, toll-free at 1-800-645-3751.

This pricing term sheet supplements and, to the extent of a conflict, supersedes the information in the preliminary prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein.

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg email or another communication system.